 Pono Capital Corp

643 Ilalo Street

Honolulu, Hawaii 96813

VIA EDGAR

July 22, 2021

Mr. Todd Schiffman

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pono Capital Corp
Amendment No. 2 to Registration Statement on Form S-1
Submitted July 8, 2021
CIK No. 0001855631

Dear Mr. Schiffman:

By letter dated July 21, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Pono Capital Corp (the “Company”) with comments to the Company’s Registration Statement on Form S-1 filed on July 8, 2021. This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s July 21, 2021, comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR its Form S-1/A setting forth reflecting changes made in response to the Staff’s comments. In addition to the changes made in response to the Staff’s comments, the Registration Statement reflects some additional changes to select passages of the Registration Statement.

Exclusive forum for certain lawsuits, page 130:

1. We note that the U.S. federal district courts are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise to indicate that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. State that as a result there is uncertainty as to whether a court would enforce your provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

COMPANY RESPONSE:

In response to the Staff’s comment, we have revised our disclosure on page 130 to clarify that although the Company’s charter provides for an exclusive federal forum for Securities Act claims, there is uncertainty as to whether a court would enforce this provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, we added that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

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Exhibit 3.4 (Form of Third Amended and Restated Certificate of Incorporation), page II-5

2. Reference is made to Section 9.2(d). Please tell us where the “Combination Period” is defined. We note that the prospectus indicates that shareholders will have redemption rights if a business combination is not completed within 18 months from the closing of the offering.

COMPANY RESPONSE:

In response to the Staff’s comment, we defined Combination Period in Section 9.1(b) and amended Section 9.2(d), accordingly.

Exhibit 4.4 (Form of Warrant Agreement), page II-5

3. Section 9.3 of the warrant agreement does not specify that actions under the Securities Act are not covered by the exclusive forum provision as you indicated in your response to comment 2. We also note that the last risk factor on page 59 states that the provision is applicable to actions under the Securities Act while the disclosure in the first paragraph on page 127 states that the U.S. federal district courts are the exclusive forum for actions under the Securities Act. Please revise to reconcile your disclosure so that the agreement and all disclosure in the prospectus are consistent.

COMPANY RESPONSE:

In response to SEC’s comment, we corrected Section 9.3 of the warrant agreement at Exhibit 4.4 and amended the risk factor on page 59 to reconcile the disclosure so that the agreement and all disclosure in the prospectus are consistent.

Thank you very much for your time and attention to the foregoing. Please direct questions regarding this response letter to the undersigned at 808-387-9000.

Very truly yours,

PONO CAPITAL CORP

/s/ Dustin Shindo
Dustin Shindo
Chief Executive Officer

cc:	Lory Empie (SEC)
Michael Henderson (SEC)
Sandra Hunter Berkheimer (SEC)
Debbie A. Klis, Esq. – Rimon P.C.

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